UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                              Cellstar Corporation
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   150925204
                                 (CUSIP Number)

                                Timothy S. Durham
                               111 Monument Circle
                                   Suite 4800
                        Indianapolis, Indiana 46204-2415
                                 (317) 237-4122
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 18, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d 1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Timothy S. Durham
--------------------------------------------------------------------------------
      2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [ ]
                (b) [X]
--------------------------------------------------------------------------------
      3. SEC USE ONLY

--------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
--------------------------------------------------------------------------------
      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        938,401
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        938,401
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          938,401
--------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.4%
--------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------






                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Patrick J. O'Donnell
--------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a) [ ]
                        (b) [X]
--------------------------------------------------------------------------------
      3. SEC USE ONLY

--------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

--------------------------------------------------------------------------------

      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        436,900
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        436,900
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          436,900
--------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.1%
--------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------






                                 SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Henri B. Najem, Jr.
--------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a) [ ]
                        (b) [X]
--------------------------------------------------------------------------------
      3. SEC USE ONLY

--------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

--------------------------------------------------------------------------------

      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        78,100
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        78,100
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          78,100
--------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.4%
--------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------






                                 SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Anthony P. Schlichte
--------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a) [ ]
                        (b) [X]
--------------------------------------------------------------------------------
      3. SEC USE ONLY

--------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

--------------------------------------------------------------------------------

      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        242,540
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        242,540
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          242,540
--------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.1%
--------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------







                                 SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         David Tornek
--------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a) [ ]
                        (b) [X]
--------------------------------------------------------------------------------
      3. SEC USE ONLY

--------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

--------------------------------------------------------------------------------

      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        127,300
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        127,300
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          127,300
--------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.6%
--------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------



                                 SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Neil E. Lucas
--------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a) [ ]
                        (b) [X]
--------------------------------------------------------------------------------
      3. SEC USE ONLY

--------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

--------------------------------------------------------------------------------

      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        176,200
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        176,200
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          176,200
--------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.8%
--------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------






                                 SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Terry G. Whitesell
--------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a) [ ]
                        (b) [X]
--------------------------------------------------------------------------------
      3. SEC USE ONLY

--------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

--------------------------------------------------------------------------------

      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        34,000
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        34,000
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          34,000
--------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.2%
--------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------






                                 SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Jonathan B. Swain
--------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a) [ ]
                        (b) [X]
--------------------------------------------------------------------------------
      3. SEC USE ONLY

--------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

--------------------------------------------------------------------------------

      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        14,000
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        14,000
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          14,000
--------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.1%
--------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------







                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------


ITEM 1.  Security and Issuer

This constitutes Amendment No. 4 to the statement on Schedule 13D, dated February 23, 2006 (the "Original Filing"), relating to the common shares, $0.01 par value (the "Shares"), of CLST Holdings, Inc., a Delaware corporation (the "Issuer"), with its principal executive offices at 601 S. Royal Lane, Carrollton, Texas 75019,as amended by Amendment No. 1 to such filing, dated March 3, 2006, Amendment No. 2 to such filing, dated December 29, 2006, and Amendment No. 3 to such filing, dated April 28, 2007.


ITEM 2.  Identity and Background

The persons filing this statement are Timothy S. Durham ("Durham"), Patrick J. O'Donnell ("O'Donnell"), Henri B. Najem, Jr. ("Najem"), Anthony P. Schlichte ("Schlichte"), David Tornek ("Tornek"), Neil E. Lucas ("Lucas"), Terry G. Whitesell ("Whitesell"), and Jonathan B. Swain ("Swain").

Mr. Durham is a citizen of the United States and his principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. Mr. Durham serves as the Chairman and Chief Executive Officer of Obsidian Enterprises, Inc. and as Chairman of Fair Holdings, Inc. The address of the principal offices of Obsidian Enterprises, Inc. and Fair Holdings, Inc. is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

Mr. O'Donnell is a citizen of the United States and his principle address is 200 West Adams Street, Chicago, Illinois, 60606. O'Donnell is retired from the UBS Investment Bank where he was the CIO and a member of its Management Board.

Mr. Najem is a citizen of the United States and his principal address is 11699 Fall Creek Road, Indianapolis, Indiana 46256. Mr. Najem owns Bella Vita restaurant. The address of the principal office of Bella Vita is 11699 Fall Creek Road, Indianapolis, IN 46256.

Mr. Schlichte is a citizen of the United States and his principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. He is Executive Vice President of Obsidian Enterprises, Inc.

Mr. Tornek is a citizen of the United States and his principal address is 910 Lincoln Rd., Miami Beach, FL 33139. He is Proprietor of Touch Restaurant in South Beach.

Mr. Whitesell is a citizen of the United States and his principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. He is President of Obsidian Enterprises, Inc.

Mr. Lucas is a citizen of the United States and his principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. He is an attorney practicing in Indianapolis.

Mr. Swain is a citizen of the United States and his principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. He is Vice President of Obsidian Enterprises, Inc.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate purchase price for the 2,047,441 shares purchased by the Reporting Entities was $2,509,402. The source of funds for the purchases was personal funds for Mr. Durham, Mr. O'Donnell, Mr. Najem, Mr. Schlichte, Mr. Tornek, Mr. Lucas, Mr. Whitesell, and Mr. Swain.



ITEM 4. PURPOSE OF TRANSACTION.

On May 18, 2007, counsel to Mr. Durham, one of the reporting persons, sent a letter, attached hereto as Exhibit 1, addressed to the Chairman of the board of directors of the Issuer - Dale V. Kesler - responding to a letter from Mr. Kesler to Mr. Durham, among others, also dated May 18, 2007. Mr. Durham's letter is attached hereto as Exhibit 1 and Mr. Kesler's letter is attached hereto as Exhibit 2.

The Reporting Persons have met and will continue to meet and have conversations with representatives of the Issuer and third parties, including other stockholders of the Issuer, to discuss the Reporting Persons' views with respect to the assets, capital structure, ownership, and control of the Issuer. At any such meeting, the Reporting Persons may discuss the views expressed in the above-mentioned letter and may make proposals relating to changes in the assets, capital structure, ownership or control of the Issuer or discuss their views with respect to any proposals of others. During the course of conversations with other stockholders of the Issuer, Mr. Durham has expressed, and may continue to express, the view that the best interests of the stockholders of the Issuer would be served by the immediate election of Mr. Durham and Mr. Brian Ladin to the Board of Directors of the Issuer to fill vacancies thereon, to serve, along with Mr. Robert Kaiser, a current member of the board of directors, as the entire board of directors until such time as a board of directors can be duly elected and qualified at an annual meeting of stockholders. Also during certain of those conversations and meetings, Mr. Durham has encouraged, and may continue to encourage, other stockholders to communicate to the Issuer their views regarding the composition of the board of directors of the Issuer pending the holding of an annual meeting.

The Reporting Persons reserve the right to (i) dispose of all or part of their investment in the Stock at any time, (ii) acquire additional shares of Stock by tender offer, in the open market, in private transactions or otherwise,
(iii) propose a merger or similar business combination with the Issuer or its affiliates, (iv) seek control of the Issuer by stock ownership or otherwise,
(v) seek to influence the selection by the Issuer of candidates for election to the Issuer's Board of Directors, (vi) seek to encourage one or more existing executives or Directors to resign from the Issuer's Board of Directors or not stand for election, (viii) seek appointment of one or more of the Reporting Persons to fill vacancies on the Board of Directors or (vii) take any other action with respect to the Issuer.

The Reporting Persons intend to use their position, including voting power, as stockholders of the Issuer to encourage changes in the Issuer's assets, capital structure, ownership or control or any transactions that they believe to be beneficial to their interests. Among other transactions the Reporting Persons may encourage are the types of transactions described in clauses (a) through
(j) of Item 4 of the Schedule 13D form. The Reporting Persons may also consider supporting proposals by third parties to engage in such transactions. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:

  (a)	The acquisition by any person of additional securities of the Issuer,
	or the disposition of securities of the Issuer;

  (b)	An extraordinary corporate transaction, such as a merger, reorganization
	or liquidation, involving the Issuer or any of its subsidiaries;

  (c)	A sale or transfer of a material amount of assets of the Issuer or any
	of its subsidiaries;

  (d)	Any change in the present board of directors or management of the Issuer,
	including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  (e)	Any material change in the present capitalization or dividend policy
	of the Issuer;

  (f)	Any other material change in the Issuer's business or corporate
	structure;

  (g)	Changes in the Issuer's charter, bylaws or instruments corresponding
	thereto or other actions which may impede the acquisition of control of the Issuer by any person;

  (h)	Causing a class of securities of the Issuer to be delisted from a
	national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  (i)	A class of equity securities of the Issuer becoming eligible for
	termination of registration pursuant to Section 12(g)(4) of the Act; or

  (j)	Any action similar to any of those enumerated above.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on May 2, 2007, the Reporting Persons may be deemed to beneficially own, in the aggregate, 2,047,441 shares of Common Stock, representing approximately 9.7% of the Issuer's outstanding shares of Common Stock (based on the 21,027,205 shares stated to be outstanding as of April 2, 2007 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2007, filed with the Securities and Exchange Commission on April 9, 2007).

     (b) Mr. Durham has sole voting and sole dispositive power with respect to 938,401 shares. Mr. O'Donnell has sole voting and sole dispositive power with respect to 436,900 shares. Mr. Najem has sole voting and sole dispositive power with respect to 78,100 shares. Mr. Schlichte has sole voting and sole dispositive power with respect to 242,540 shares. Mr. Tornek has sole voting and sole dispositive power with respect to 127,300 shares. Mr. Lucas has sole voting and sole dispositive power with respect to 176,200 shares. Mr. Whitesell has sole voting and sole dispositive power with respect to 34,000 shares. Mr. Swain has sole voting and sole dispositive power with respect to 14,000 shares.

     (c) In the past sixty days, no transactions in the common stock of the Issuer have been effected by any of the Reporting Persons.


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Except as described herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures,loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


Exhibit                        	Description


1                     		Letter dated May 18, 2007, to Dale V. Kesler.

2				Letter dated May 18, 2007, to Timothy S. Durham,
				et al.

3				Joint Filing Agreement (incorporated by reference
				to Exhibit A of the Original Filing).







                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 24, 2007


					/s/ Timothy S. Durham
					--------------------------
					Timothy S. Durham


					/s/ Patrick J. O'Donnell
					--------------------------
					Patrick J. O'Donnell


					/s/ Henri B. Najem, Jr.
					--------------------------
					Henri B. Najem, Jr.


					/s/ Anthony P. Schlichte
					--------------------------
					Anthony P. Schlichte


					/s/ David Tornek
					--------------------------
					David Tornek


					/s/ Neil E. Lucas
					--------------------------
					Neil E. Lucas


					/s/ Terry G. Whitesell
					--------------------------
					Terry G. Whitesell


					/s/ Jonathan B. Swain
					--------------------------
					Jonathan B. Swain









                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------



                                  EXHIBIT INDEX




Exhibit                        	Description


1                     		Letter dated May 18, 2007, to Dale V. Kesler.

2				Letter dated May 18, 2007, to Timothy S. Durham,
				et al.

3				Joint Filing Agreement (incorporated by reference
				to Exhibit A of the Original Filing).








                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------


				  EXHIBIT 1


May 18, 2007



Via E-mail and Hand Delivery

Dale V. Kesler
Chairman of the Board of Directors
CLST Holdings, Inc.
601 S. Royal Lane
Coppell, Texas  75019



Dear Mr. Kesler:

     As you know, we represent Timothy S. Durham, a substantial stockholder of CLST Holdings, Inc. We are in receipt of your letter dated May 17, 2007 addressed to our client and others, which was delivered to us by electronic mail this morning (the "May 17 Letter").

     Our client is disappointed that the Board has placed conditions on stockholder participation in the director nominating process that are not present in the corporation's Bylaws, Certificate of Incorporation or applicable law. Effectively, the Board has precluded meaningful participation by stockholders in the nominating process unless those stockholders can prove to the Board's satisfaction that, among other things, election results in their favor are a forgone conclusion. Our client believes that this is unfortunate and a breach of the fiduciary duties of participating members of the Board of Directors.

     Our client also notes the fourth numbered paragraph of your letter referring to the views of Grant Thornton, the Company's auditors. Specifically, that paragraph states as follows:

	"4. Grant Thornton, the Company's auditors, have indicated some concern and uncertainty about continuing as the Company's auditors if a new Board is elected. The nominees should explain how they would address this issue, which could conceivably cause a delay in SEC filings."

     So that our client may understand and possibly address the concerns of Grant Thornton, please provide us immediately with copies of all written communications, and written summaries of all oral communications, between Grant Thornton and members of the Company's Board of Directors or management in which Grant Thornton indicates "some concern and uncertainty about continuing as the Company's auditors if a new Board is elected." Please also immediately provide us with all written communications, and written summaries of all oral communications, indicating the persons who Grant Thornton prefers be members of the Board of Directors of the Company, together with an explanation of why Grant Thornton believes those persons are suited to be members of the Board of Directors. Finally, please immediately provide us with copies of all written communications and written summaries of all oral communications between the Company or its representatives, including members of the Board of Directors and officers and employees of the Company, and Grant Thornton relating to the make up of the Board of Directors or which seek to influence Grant Thornton's opinion of our client or other prospective nominees for the Board of Directors.

     In order that our client may understand and address the Board's new requirements for stockholder participation in the process of nominating candidates for election to the Board of Directors, please immediately provide us with minutes of the meetings at which the procedures outlined in the May 17 Letter were adopted, together with copies of all management recommendations, briefing books and other materials received or considered by the Board of Directors in connection therewith.

     The foregoing information is necessary to permit our client to participate in the nomination and election of directors under applicable law and under the requirements established by the Board in the May 17 Letter. Please respond immediately to this letter regarding whether the Company will immediately cooperate with the foregoing demands. Absent that immediate cooperation, our client intends to make a demand under Section 220 of the Delaware General Corporation Law for the same materials.

     Finally, we encourage you to carefully consider the Report on Form 8-K filed by the Company today, attaching a copy of the May 17 Letter. We are concerned that the May 17 Letter, by itself, is incomplete, and thus materially misleading as to the Board's discussions with stockholders to date and the other matters addressed therein. In particular, we are concerned that the matters addressed by numbered paragraphs 2 and 3, varying as they do from applicable law and the Company's Certificate of Incorporation and Bylaws require additional explanation as to the purpose of the Board's determination that participation by stockholders in the nomination process be subject to unusual disabilities. As discussed above, we believe that numbered paragraph
4 may indicate the existence of serious issues relating to the Company's relationship with its auditors and should be addressed fully. Numbered paragraph 5, expressing the view of an employee and agent of the Company, is completely unsupported by discussion in your letter, but addresses, along with numbered paragraph 4, matters of potentially grave concern and should be more fully addressed. In giving consideration to these matters, we invite your attention to items 3.01, 3.03, 4.01, 5.02, 5.03 and 8.01 of Form 8-K.

					Very truly yours



					Jeffrey M. Sone
JMS/rr

cc:	John L. Jackson
	Robert A. Kaiser

	William R. Hays, III
	Haynes & Boone, LLP
	901 Main Street, Suite 3100
	Dallas, Texas  75202








                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------

				  EXHIBIT 2



May 18, 2007

Robert Barnard
Stark Investments
3600 South Lake Drive
St. Francis, Wisconsin 53235

Timothy S. Durham
111 Monument Circle, Suite 4800
Indianapolis, Indiana 46204

Raul Marcelo Claure
2010 NW 84 Avenue
Miami, Florida  33122

Brian Ladin
Bonanza Master Fund Ltd.
300 Crescent Court, Suite 250
Dallas, Texas 75201

Richard D. Squires
SPI Holdings, LLC
100 Crescent Court, Suite 450
Dallas, Texas 75201

Manoj Rajegowda
MC Investments Partnership
12625 High Bluff, Suite110G
San Diego, California 92130

Steve Moorehead
Moorehead Communications, Inc.
P.O. Box 1870
Marion, Indiana 46952


Gentlemen:

     Members of the Board of Directors and management of CLST Holdings, Inc. (formerly known as CellStar Corporation) have met and/or spoken with each of you in an attempt to respond to those of you who communicated with us and to determine your views on how the Company should proceed with the liquidation process and the composition of the Board of Directors. You have been advised that the Company intends to hold an annual stockholders meeting to elect the entire Board of Directors.

     As described in the Company's proxy statement for the special stockholders meeting held March 28, 2007, the Company's directors intend to make distributions, including the $1.00 dividend, to stockholders as promptly as possible. However, the amount and timing of the distributions are subject to uncertainties and depend on the resolution of contingencies, including the SEC investigation.

     The Board does not intend to make any distribution until the SEC investigation is resolved for two reasons. First, members of the Board could be jointly and severally liable if the Company were to make distributions to stockholders and subsequently there were insufficient assets to pay all remaining creditors. Since we have no way of knowing what, if any, fine or penalty the SEC may assess against the Company, we do not know how much cash to retain to satisfy any such potential liability.

     The second reason that the Board intends to wait until the SEC investigation is resolved before making distributions is the possibility that stockholders might be liable under fraudulent transfer laws to return the amount of distributions received if, after making the distributions, the Company were to have insufficient assets to pay its remaining creditors.

     For these and the other reasons set forth in the proxy statement, the Board intends to liquidate the Company in the manner described in the proxy statement. We intend to focus on costs and talent in our recommendations for directors and management to carry out the plan of dissolution approved at the special stockholder meeting.

     Our discussions with each of you indicate to us a lack of consensus among you as to how the Board and the Company should proceed. All of you would like to receive distributions without waiting for the resolution of the SEC investigation. However, there was no unanimity on the following issues: whether there should be a new Board of Directors committed to making distributions without waiting for resolution of the SEC investigation, whether there should be a new Board to otherwise manage the liquidation of the Company, the number of directors that should constitute a new Board and who they should be, and your willingness to participate in a proxy contest to elect a new Board.

The Board would have no objection to considering the election of a new slate of directors who we can be assured would represent the interests of all stockholders. Consequently, the Board proposes the following:

    1.	You and other stockholders you may choose to contact, submit to the
	Board a slate of nominees for director that you would like the Board to consider nominating in the Company's proxy statement for the annual meeting.

    2. The Board would like the slate to have the written support of holders of a majority of outstanding shares of the Company's common stock. The Board will consider a slate having the support of a lesser amount of common stock if the Board can be satisfied that the number of shares supporting the slate would, if voted at the annual meeting, be sufficient to ensure the election of the slate against any other slate of nominees.

    3. The slate would be accompanied by a description of the qualifications of each nominee, his or her affiliations with any stockholders, his or her plans for conducting the liquidation of the Company, including a commitment to the payment of all of the net proceeds to stockholders, and other information required by Article 9(c) of the Company's Amended and Restated Certificate of Incorporation or the SEC's proxy rules.

    4.	Grant Thornton, the Company's auditors, have indicated some concern and
	uncertainty about continuing as the Company's auditors if a new Board is elected. The nominees should explain how they would address this issue, which could conceivably cause a delay in SEC filings.

    5.	Sherri Gunn, the Company's CEO and CFO, has expressed similar concerns.
	The nominees should discuss how they would address this issue.

     If a slate is submitted under these circumstances, the Board will give serious consideration to proposing those persons as the only nominees for election in the Company's proxy statement for the annual meeting.

     The Company can provide to you at your request a list of record holders of the Company's common stock prepared for the special meeting held March 28, 2007.

If you do not desire to submit a slate as described above, the Nominating Committee of the Board will recommend its proposed slate of directors to the Board, and the Board will submit to stockholders its nominated slate of directors for election.

     For purposes of keeping all stockholders apprised of these developments, the Company will file this letter on a Form 8-K.

     We look forward to hearing from you by June 1. Although the Company announced its intention to hold the annual stockholders meeting on or before June 29, we do not believe it will be feasible to do so. However, we anticipate that the meeting will be held during July.

If you have any questions, please contact Sherri Gunn at 972-462-3557.


						Very truly yours,


						/s/ Dale V. Kesler
						Dale V. Kesler
						Chairman of the Board of Directors
						CLST Holdings, Inc.



In connection with the annual meeting, the Company intends to file a proxy statement and other materials with the SEC. Stockholders of the Company are advised to read the proxy statement and any other relevant documents filed with the SEC when they become available because those documents will contain important information about the proposed transaction. Stockholders may obtain a free copy of the proxy statement when it becomes available, and other documents filed with the SEC, at the SEC's web site at http://www.sec.gov.
Free copies of the proxy statement, when it becomes available, and the Company's other filings with the SEC, may also be obtained from the Company by directing a request to CLST Holdings, Inc., 601 S. Royal Lane, Coppell, Texas 75019, Attention: Secretary, or by visiting the Company's website at http://www.clstholdings.com.

The Company and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from the Company's stockholders in connection with the annual meeting. Information regarding the Company's directors and executive officers is available in Amendment No. 1 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2005 filed with the SEC on March 30, 2006 and on Form 8-Ks filed with the SEC on April 13, 2007, and April 16, 2007. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed with the SEC when they become available.